SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                Commission File Number 333-83448



(Check one)

[ ] Form 10-K and Form 10-KSB [ ] Form 11-K
[ ] Form 20-F [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For period ended
September 30, 2003


        [ ] Transition Report on Form 10-K and Form 10-KSB
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q and Form 10-QSB
        [ ] Transition Report on Form N-SAR
        For the transition period ended  ________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Penthouse International, Inc.
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Full name of registrant

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Former name if applicable

11 Penn Plaza
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Address of principal executive office (Street and number)

New York, New York 10001
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City, state and zip code

                                    PART II
                            RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant is unable to file its Form 10-Q for the quarter and nine months ended September 30, 2003 by the prescribed due date of November 14, 2003 without unreasonable effort or expense because of delays caused by the additional work required of the finance staff of the Registrant's principal operating subsidiary General Media, Inc. and eight of its direct and indirect subsidiaries, to make disclosures required in their Chapter 11 proceeding in the U.S. Bankruptcy Court in the Southern District of New York. In addition, substantial additional work was necessary to present information in accordance with the AICPA's SOP 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code. Finally, significant subsequent events not related to the financial statements including the acquisition of real property and a change in control and management on or about November 6, 2003 requires the collection of information from third parties that could not be completed by the filing due date.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Amb. Milton R. Polland (Ret.)            310           861-5290
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                    (Name)                      (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the quarter ended September 30, 2003, the Registrant's net revenue is approximately $8 million, compared to $12 million for the quarter ended September 30, 2002, a decrease of approximately $3 million. For the nine months ended September 30, 2003, the Registrant's net revenue is approximately $27 million, compared to $42 million for the nine months ended September 30, 2002, a decrease of approximately $15 million.

         The Registrant expects to report a net loss for the quarter ended September 30, 2003, compared to a net loss of $1.5 million for the quarter ended September 30, 2002. The Registrant also expects to report a net loss for the nine months ended September 30, 2003, compared to net income of $0.7 million for the nine months ended September 30, 2002. However the Registrant cannot at this time be certain of the net loss figures for the three months and nine months ended September 30, 2003.

                         Penthouse International, Inc.
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                  (Name of Registrant as Specified in Charter)


         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date  November 14, 2003                  By  /s/ Amb. Milton R. Polland (Ret.)
                                            ------------------------------------
                                             Milton R. Polland, Chairman